Invesco Distributors, Inc.
Statement of Financial Condition
December 31, 2015

Assets

Cash and cash equivalents	$	68,549,387
Due from affiliated registered investment companies		27,824,073
Commissions receivable		390,053
Loan due from parent		29,550,150
Deferred tax assets		10,111,487
Other assets		841,605
Total assets	$	137,266,755

Liabilities and stockholder's equity

Liabilities

Due to affiliated companies		4,576,767
State taxes payable		589,072
Due to dealers for distribution fees		60,891,830
Total liabilities		66,057,669

Stockholder's equity

Common stock, $1 par value, 1,000 shares authorized, 10 shares issued and outstanding		10
Additional paid-in capital		50,433,560
Retained earnings		20,775,516
Total stockholder's equity		71,209,086
Total liabilities and stockholder's equity	$	137,266,755

The accompanying notes are an integral part of this statement of financial condition.